UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                 Atlas Air, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   049164 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Mark R. Levy, Holland & Hart LLP, 555 17th Street, Denver, CO 80202
--------------------------------------------------------------------------------
                                 (303) 295-8000
               (Name/Address/Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  049164 10 6                        Page    2      of Pages     11

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     1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Estate of Michael A. Chowdry

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Not Applicable
--------------------------------------------------------------------------------
       Number of              7      SOLE VOTING POWER
         shares                      18,200,843
      beneficially            --------------------------------------------------
        owned by              8      SHARED VOTING POWER
          each
       reporting              --------------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with
                                     18,200,843
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,200,843
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             47%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO

------------ -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  049164 10 6                        Page    3      of Pages     11

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Linda Chowdry as personal representative of the Estate of Michael A. Chowdry

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
       Number of              7      SOLE VOTING POWER
         shares
      beneficially            --------------------------------------------------
        owned by              8      SHARED VOTING POWER
          each                       18,200,843
       reporting              --------------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with

                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     18,200,843
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,200,843
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             47%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   049164 10 6                       Page    4      of Pages     11

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John S. Blue as personal representative of the Estate of Michael A. Chowdry

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
------------------------- ---------- -------------------------------------------
       Number of              7      SOLE VOTING POWER
         shares
      beneficially            --------------------------------------------------
        owned by              8      SHARED VOTING POWER
          each                       18,200,843
       reporting              --------------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with

                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     18,200,843

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,200,843
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             47%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.   049164 10 6                       Page    5      of Pages     11

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Chowdry, Inc.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Wyoming
--------------------------------------------------------------------------------
       Number of              7      SOLE VOTING POWER
         shares                      8,826,501
      beneficially            --------------------------------------------------
        owned by              8      SHARED VOTING POWER
          each
       reporting              --------------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with
                                     8,826,501
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,826,501
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             23.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  049164 10 6                        Page    6      of Pages     11

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Chowdry Limited Partnership

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        / /

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Wyoming
--------------------------------------------------------------------------------
       Number of              7      SOLE VOTING POWER
         shares                      7,071,501
      beneficially            --------------------------------------------------
        owned by              8      SHARED VOTING POWER
          each
       reporting              --------------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with
                                     7,071,501
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,071,501
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             18.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Schedule relates to common stock of Atlas Air, Inc. ("Atlas Air" or the "Company"), $ 0.01 par value (the "Common Stock"). The address of the principal executive office of the Company is 2000 Westchester Avenue, Purchase, NY 10577.

Item 2. Identity and Background

     The Estate of Michael A. Chowdry (the "Estate") results from the death of Mr. Chowdry on January 24, 2001. On January 30, 2001, Linda Chowdry, John S. Blue and Wells Fargo Bank, N.A. (the "Bank"), became the personal representatives of the Estate. The Bank is delegating to Linda Chowdry and John
S. Blue all rights and powers of the Bank with respect to the Common Stock of Atlas Air. Ms. Chowdry and Mr. Blue are sometimes called in this Schedule the "Personal Representatives."

     Linda Chowdry is a citizen of the United States of America, whose business address is Atlas Air, 538 Commons Drive, Golden CO 80401. Ms. Chowdry is a director and member of the Executive Committee of Atlas Air.

     John S. Blue is a citizen of the United States of America, whose business address is Atlas Air, 538 Commons Drive, Golden, CO 80401. Mr. Blue's is an executive officer of Aeronautics Leasing, Inc., a company that formerly leased aircraft, and is an advisor to Linda Chowdry and the Chowdry family.

     Chowdry, Inc. is a Wyoming corporation and is the general corporate partner of Chowdry Limited Partnership, a Wyoming limited partnership (the "Partnership"). The address of the principal business and the principal office of both Chowdry, Inc. and the Partnership is 622 Pioneer Avenue, Cheyenne, Wyoming 82001. The principal business of Chowdry, Inc. is acting as the general partner of the Partnership. In that role, Chowdry, Inc. controls and manages the business and affairs of the Partnership. The purpose of the Partnership is to acquire, invest in, manage, and otherwise deal for profit in securities of public and private corporations and to conduct such other business as the general partner may in its discretion determine.

     The current officers of Chowdry, Inc. are: Alan A. Kirkbride, President and Treasurer; John S Blue, Vice President and Assistant Treasurer; and Linda L. Kirkbride, Secretary. Mr. and Mrs. Kirkbride are both citizens of the United States of America. Their business address is the same address as the Partnership. The principal occupations of Mr. and Mrs. Kirkbride are ranchers.

     During the last five years, the Estate, Chowdry, Inc., the Partnership, Ms. Chowdry, Mr. Blue and Mr. and Mrs. Kirkbride have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, each of them has also not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Estate acquired, and thereby the Personal Representatives of the Estate acquired, shares of Common Stock owned by Mr. Chowdry and 100% of the outstanding capital stock of Chowdry, Inc. as a result of the death of Mr. Chowdry. No funds were involved in this transfer.

     Prior to Atlas Air's becoming a public company, the predecessor entities of Chowdry, Inc. and the Partnership acquired the Common Stock beneficially owned by them from Mr. Chowdry who was the founder of Atlas Air and, for a small number of shares of Common Stock, from Ms. Chowdry. The predecessor entities issued interests in the entities for the Common Stock owned now by Chowdry, Inc. and the Partnership, except that the predecessor of the Partnership purchased shares that are now 5,512,500 shares of Common Stock of Atlas Air by issuing to Mr. Chowdry a promissory note of the predecessor Partnership. The Estate now holds such promissory note.

Item 4. Purpose of Transaction

     The shares of Common Stock beneficially owned by the Estate, the Personal Representatives, Chowdry, Inc. and the Partnership were originally owned by Michael A. Chowdry, the founder of Atlas Air. The shares are held by these parties for investment purposes and may also represent a controlling interest in Atlas Air.

     On February 8, 2001, Linda Chowdry was elected a director of Atlas Air and a member of the Executive Committee of Atlas Air.

     The Estate may acquire additional shares of Atlas Air upon the exercise of options that were held by Michael A. Chowdry. The Estate, Chowdry, Inc. and the Partnership may also engage in transactions in which shares of the Common Stock are transferred or exchanged among them. After these transactions, the Estate and Personal Representatives will continue to be the beneficial owners of such shares.

     Except as described above, the Estate, the Personal Representatives, Chowdry, Inc. and the Partnership have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) The Estate and the Personal Representatives beneficially owned, as of January 31, 2001, 18,200,843 shares of Common Stock representing 47% of the outstanding Common Stock. This number of shares includes options to acquire 503,440 shares of Common Stock, which options are fully vested and exercisable. At January 31, 2001, Chowdry, Inc. beneficially owned 8,826,501 shares of Common Stock representing 23.1% of the outstanding Common Stock. At January 31, 2001, the Partnership beneficially owned 7,071,501 shares of Common Stock representing 18.5% of the shares of Common Stock.

     (b) The Estate has the sole power to vote and dispose of 18,200,843 shares of Common Stock. The Personal Representatives have shared power with each other to vote and dispose of 18,200,843 shares of Common Stock.

     The Estate and the Personal Representatives have the power to determine how to vote shares of Common Stock owned by Chowdry, Inc. and the Partnership and whether or not to dispose of any shares of Common Stock owned by Chowdry, Inc. and the Partnership. The powers of the Estate and the Personal Representative are derived from the ownership of 100% of the outstanding stock of Chowdry, Inc. which in turn manages the Partnership. Chowdry, Inc. and the Partnership have the sole power to vote and dispose of the Common Stock beneficially owned by them.

     Because of the Estate's and Personal Representatives' powers regarding the Common Stock owned by Chowdry, Inc. and the Partnership, and because of the Personal Representatives' roles at these two entities, the parties filing this Schedule might be deemed to be acting as a group in regard to the Common Stock. However, the parties disclaim any agreement to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock and thus disclaim any such group exists.

     (c) The persons named in Item 5(a) have not effected any transactions in the Common Stock during the past sixty days.

     (d) By virtue of the terms of the will of Michael A. Chowdry and a trust created under that will, Linda Chowdry has the right to receive dividends from any Common Stock held by the Estate and by Chowdry, Inc. The limited partners of the Partnership, which includes a trust for the benefit of the children of Michael and Linda Chowdry, have the right to receive dividends, or proceeds from the sale of, Common Stock owned by the Partnership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Personal Representatives and Wells Fargo Bank, N.A., intend to enter into a written agreement delegating the powers of the Bank with respect to the Common Stock. This agreement will be filed by amendment to this Schedule 13D. Except for this contract, the Estate, the Personal Representatives, Chowdry, Inc. and the Partnership have no contracts, arrangements, understandings or relationships with any other person or entity with respect to the Common Stock.

Item 7. Material to be Filed as Exhibits

     The following agreement is an exhibit to this Schedule: Agreement Regarding Filing among the Estate, the Personal Representatives, Chowdry, Inc. and the Partnership.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 2001
--------------------------------------
Date

ESTATE OF MICHAEL A. CHOWDRY

By:   /s/ Linda Chowdry
     ---------------------------------
     Linda Chowdry, as personal
       representative

And


By:   /s/ John S. Blue
    -----------------------------------
    John S. Blue, as personal
      representative


  /s/ Linda Chowdry
---------------------------------------
Linda Chowdry, as personal
representative of Estate of
Michael A. Chowdry


  /s/ John S. Blue
----------------------------------------
John S. Blue, as personal representative
of Estate of Michael A. Chowdry

CHOWDRY LIMITED PARTNERSHIP
   By:    Chowdry, Inc., General Partner

   By: /s/ John S. Blue
       ---------------------------------
       John S. Blue, Vice President


CHOWDRY, INC.

By:  /s/ John S. Blue
     -----------------------------------
     John S. Blue Vice President

                           EXHIBIT TO SCHEDULE 13D OF
           ESTATE OF MICHAEL A. CHOWDRY, LINDA CHOWDRY, JOHN S. BLUE,
                  CHOWDRY INC. AND CHOWDRY LIMITED PARTNERSHIP

                             Dated February 13, 2001

                           AGREEMENT REGARDING FILING

The undersigned hereby expressly agree that they will file together a Schedule 13D and any further amendments to the Schedule 13D with respect to the undersigned's beneficial ownership of common stock of Atlas Air, Inc. The undersigned also agree that the Amendment to the Schedule 13G to which this Agreement is attached is to be filed on behalf of each of us.

Date:  February 13, 2001


ESTATE OF MICHAEL A. CHOWDRY


   By:  /s/ Linda Chowdry
       --------------------------------------
       Linda Chowdry, Personal Representative

   By:  /s/ John S. Blue
       --------------------------------------
       John S. Blue, Personal Representative


/s/ Linda Chowdry
---------------------------------------------
Linda Chowdry, as personal representative of
Estate of Michael A. Chowdry


   /s/ John S. Blue
---------------------------------------------
John S. Blue, as personal representative of
Estate of Michael A. Chowdry

CHOWDRY LIMITED PARTNERSHIP
   By: Chowdry, Inc., General Partner

   By: /s/ John S. Blue
       --------------------------------------
       John S. Blue, Vice President


CHOWDRY, INC.

By:    /s/ John S. Blue
     ----------------------------------------
     John S. Blue Vice President